EXHIBIT 99.73

High Tide and Halo Announce Amended Terms on Sale of KushBar Assets to Halo

Not for Distribution to U.S. Newswire Servicers or For Dissemination in the United States

All figures in CAD and per BDS Analytics unless stated otherwise

●	Revised agreement focuses on operating stores to avoid capital expenditures for both parties
●	Halo reduced the overall purchase price and is only acquiring operating stores
●	High Tide has reduced the deemed price per Halo share and reduced dependency on being paid through Halo’s share price

Calgary, AB, September 1, 2020 / CNW / − Halo Labs Inc. (“Halo”) (NEO: HALO, OTCQX: AGEEF, Germany: A9KN) and High Tide Inc. (“High Tide”) (CSE:HITI) (OTCQB:HITIF) (Frankfurt:2LY) and are pleased to announce that they have entered into an amended and restated asset purchase agreement (the “Amended Agreement”) to amend the terms of the previously announced asset purchase agreement dated February 14, 2020 (the “Asset Purchase Agreement”) wherein High Tide agreed to sell KushBar retail cannabis assets to Halo Kushbar Retail Inc., a wholly owned subsidiary of Halo.

Under the Amended Agreement, High Tide will sell its three operating KushBar retail cannabis stores (the “Portfolio”) to Halo for $5.7 million, payable in the form of:

a)	a deposit of $3.5 million which has already been paid to High Tide by way of issuance of 13,461,538 Halo common shares to High Tide at a deemed price of $0.26 per common share;

b)	a convertible promissory note to be issued by Halo on closing (the “Initial Note”) in the principal amount of $1.8 million with a conversion rate of $0.16 per Halo common share; and

c)	a convertible promissory note to be issued by Halo on the 12-month anniversary of closing (the “Earnout Note”; together with the Initial Note, the “Halo Notes”) in the principal amount of $400,000 with a conversion rate of $0.16 per Halo common share, provided that certain revenue thresholds are met. If the Portfolio has produced aggregate revenue of less than the set threshold during the prior 12 months, then the principal amount of the Earnout Note will be reduced dollar for dollar.

Each of the Halo Notes above are secured solely by the Portfolio.

Upon closing, Halo will continue to engage High Tide to substantially oversee all aspects of its retail cannabis operations with respect to the Portfolio and will pay High Tide ongoing royalties for regulatory advisory services and retail management through blended monthly payments.

The parties entered into the Amended Agreement to better align the terms of the Asset Purchase Agreement with broader market and economic factors, to reduce the amount of capital expenditures for both parties, and to provide Halo the opportunity to acquire operational cannabis retail stores. While the Amended Agreement provides for the sale of less assets, namely, the exclusion of cannabis retail stores in the midst of development and development permits, and a lower purchase price of $5.7 million compared to $12 million under the Asset Purchase Agreement, the terms of the Amended Agreement are preferable to Halo because they are consistent with Halo’s goal to obtain a strong foothold in the Canadian cannabis retail industry swiftly by acquiring cannabis retail stores that are already operational. The Amended Agreement is also preferable to High Tide because it can better focus its efforts on the development of its brand, Canna Cabana, it reduced the deemed price per Halo share from $0.26 to $0.16, and results in High Tide being paid the consideration for the sale in cash versus Halo securities.

An important aspect of the Amended Agreement is the limited recourse nature of the Halo Notes. High Tide has agreed to limit the recourse upon any events of default, as set out under the Halo Notes to the property and assets subject to the share pledge agreement, guarantee and security agreement to be issued in connection with the Amended Agreement.

The parties are currently working together with a view to obtaining the necessary regulatory licences and approvals from Alberta Gaming, Liquor and Cannabis (“AGLC”) and expect the deal to close in the fourth quarter of 2020.

About Halo

Halo is a leading, vertically-integrated cannabis company that cultivates, extracts, manufactures and distributes quality cannabis flower, oils, and concentrates, and has sold approximately six million grams of oils and concentrates since inception. Halo continues to scale efficiently, partnering with trustworthy leaders in the industry, who value their operational expertise in bringing top-tier products to market. Current growth includes expansion in key markets in the United States and Africa, with planned geographic expansion into U.K. and Canadian markets. With a consumer-centric focus, Halo markets value-driven, branded, and private-label products across multiple product categories.

Recently, the Company acquired a dispensary permit in Los Angeles, and a thirty-thousand square foot cannabis processing and wholesale facility in Ukiah, California. The Company plans to acquire three KushBar™ branded dispensaries in Alberta Canada, and Canmart Limited, a company that holds wholesale distribution and special licenses, allowing the import and distribution of cannabis-based products for medicinal use (CBPM’s) in the United Kingdom.

Halo is led by a strong, diverse and innovative management team, with deep industry knowledge and blue-chip experience. The Company is currently operating in the United States in California, Oregon, and Nevada. Internationally, the Company is currently cultivating cannabis at Bophelo Bioscience & Wellness (Pty) Ltd, in Lesotho under a 200 hectare license, and is planning importation and distribution of CBPM’s into the United Kingdom via Canmart.

CONTACT INFORMATION

Halo Labs

Investor Relations

info@halocanna.com

About High Tide Inc.

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of cannabis lifestyle accessories. Its premier Canadian retail brand Canna Cabana spans 34 locations in Ontario, Alberta and Saskatchewan, with additional locations under development across Canada. High Tide has been serving cannabis consumers for over a decade through its numerous lifestyle accessory enterprises including eCommerce platforms Grasscity.com and CBDcity.com, lifestyle and licensed entertainment brand manufacturer Famous Brandz, and its wholesale distribution divisions RGR Canada Inc. and Valiant Distribution.

High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

For more information about High Tide Inc., please visit www.hightideinc.com and its profile page on SEDAR at www.sedar.com.

Cautionary Note Regarding Forward-Looking Information and Statements

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as “forward-looking statements” are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as “outlook”, “expects”, “intend”, “forecasts”, “anticipates”, “plans”, “projects”, “estimates”, “envisages, “assumes”, “needs”, “strategy”, “goals”, “objectives”, or variations thereof, or stating that certain actions, events or results “may”, “can”, “could”, “would”, “might”, or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect. Examples of assumptions in this news release include but are not limited to: (i) High Tide and Halo meeting their respective closing conditions on or prior to the condition date in the Amended Agreement; (ii) Halo’s issuance of the Initial Note and Earnout Note, if applicable, to High Tide; and (iii) obtaining the necessary approvals and licenses from the AGLC. While the Company considers these assumptions to be reasonable in the circumstances, there can be no assurance that such expectations will prove to be correct. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements contained herein are current as of the date of this news release. Except as required by law, neither High Tide nor Halo has any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

SOURCE High Tide Inc.

For further information, please contact Raj Grover, President & Chief Executive Officer of High Tide Inc.; Tel: (403) 770-9435; Email: Raj@HighTideInc.com; Web: www.HighTideInc.com.

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